Exhibit (a)(1)(L)

Evraz Successfully Completes Tender Offer for Shares of Claymont Steel with

Approximately 93.4 Percent of Shares Tendered

LUXEMBOURG, January 17, 2008 - Evraz Group S.A. (LSE:EVR) (Evraz) today announced that the cash tender offer by its wholly owned subsidiary Titan Acquisition Sub, Inc. to purchase all outstanding shares of common stock of Claymont Steel Holdings, Inc (NASDAQ: PLTE) (Claymont Steel), which expired at midnight, New York City time, on January 16, 2008, has been successfully completed.

Evraz and Titan Acquisition Sub, Inc. have been advised by Mellon Investor Services LLC, the depositary for the tender offer, that as of the expiration of the offer at midnight, New York City time, on January 16, 2008, stockholders of Claymont Steel had tendered into the tender offer 16,415,722 shares of Claymont Steel common stock (excluding shares delivered pursuant to notices of guaranteed delivery), representing approximately 93.4 percent of the outstanding shares of common stock of Claymont Steel. Evraz has accepted for payment all shares of Claymont Steel common stock that were validly tendered during the offer period.

In accordance with the previously announced merger agreement, Evraz now intends to effect a short-form merger. Pursuant to the merger agreement, each share of Claymont Steel common stock not accepted for payment in the tender offer, other than those as to which holders validly exercise dissenters’ rights and those held by Evraz or Claymont Steel or their respective subsidiaries, will be converted in the merger into the right to receive $23.50 in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes. This is the same price per share paid during the tender offer. Evraz intends to complete the short-form merger in the next several days.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Evraz’s and Claymont Steel’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approval for the transaction; the successful integration of Claymont Steel into Evraz’s business subsequent to the closing of the acquisition; competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Claymont Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Claymont Steel’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2006, as amended. Claymont Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

For further information:

Evraz Group S.A.

Irina Kibina

Vice President

Corporate Affairs and Investor Relations

Tel: +7 495 232 1370

IR@evraz.com

Edelman, for Evraz:

John Dillard / Chris Mittendorf

Tel: +1 212 704 8174 / 8134

or

john.dillard@edelman.com

christopher.mittendorf@edelman.com

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses. In 2006, Evraz Group produced 16.1 million tonnes of crude steel. Evraz Group’s principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia, as well as Palini e Bertoli in Italy, Evraz Vitkovice Steel in the Czech Republic, and Evraz Oregon Steel Mills headquartered in the USA. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes, Yuzhkuzbassugol company and an equity interest in the Raspadskaya coal company. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia. Evraz vanadium operations comprise Strategic Minerals Corporation, USA, and Highveld Steel and Vanadium Corporation, South Africa. For further information visit www.evraz.com.